UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CHESAPEAKE GRANITE WASH TRUST

(Name of Issuer)

Common Units representing Beneficial Interests

(Title of Class of Securities)

16185 109

(CUSIP Number)

Ms. Jennifer M. Grigsby

Senior Vice President, Treasurer

and Corporate Secretary

Chesapeake Energy Corporation

and

Chesapeake Exploration, L.L.C.

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

(405) 848-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Mr. Michael S. Telle

Bracewell & Giuliani LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002-2770

Telephone: (713) 221-1327

Fax: (713) 221-2113

November 16, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 16185 109

(1)	Name of Reporting Person Chesapeake Energy Corporation
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of Funds OO (See Item 3)
(5)	Check If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) Or 2(e) ☐
(6)	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 12,062,500
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 12,062,500
(11)	Aggregate Amount Beneficially Owned by Reporting Person 12,062,500
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount In Row (11) 34.4%
(14)	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 16185 109

(1)	Name of Reporting Person Chesapeake Exploration, L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of Funds OO (See Item 3)
(5)	Check If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) Or 2(e) ☐
(6)	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 12,062,500
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 12,062,500
(11)	Aggregate Amount Beneficially Owned by Reporting Person 12,062,500
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount In Row (11) 34.4%
(14)	Type of Reporting Person OO (Limited Liability Company)

STATEMENT ON SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common units representing beneficial interests (the “Common Units”) of Chesapeake Granite Wash Trust, a Delaware statutory trust (the “Issuer”), whose principal executive offices are located at 919 Congress Avenue, Suite 500, Austin, Texas, 78701. The telephone number at that location is (512) 236-6599.

Item 2.	Identity and Background

(a) — (c) The persons filing this statement are Chesapeake Energy Corporation, an Oklahoma corporation (“Chesapeake”), and Chesapeake Exploration, L.L.C., an Oklahoma limited liability company (“Chesapeake Exploration” and together with Chesapeake, the “Reporting Persons”).

Chesapeake is a natural gas exploration and production company headquartered in Oklahoma City, Oklahoma. Chesapeake Exploration is a wholly owned subsidiary of Chesapeake. The principal business address of Chesapeake and Chesapeake Exploration is 6100 North Western Avenue, Oklahoma City, Oklahoma 73118.

The names and present principal occupation or employment of the directors and executive officers of Chesapeake and Chesapeake Exploration are as listed below (collectively, the “Listed Persons”). Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions with each of Chesapeake and Chesapeake Exploration.

Name	Position with Chesapeake and/or Chesapeake Exploration
Aubrey K. McClendon	Chairman of the Board and Chief Executive Officer, Chesapeake; Chief Executive Officer, Chesapeake Exploration; Director of the sole manager of Chesapeake Exploration
Steven C. Dixon	Executive Vice President – Operations and Geosciences and Chief Operating Officer; Director of the sole manager of Chesapeake Exploration
Douglas J. Jacobson	Executive Vice President – Acquisitions and Divestitures
Domenic J. Dell’Osso, Jr.	Executive Vice President and Chief Financial Officer
Martha A. Burger	Senior Vice President – Human and Corporate Resources
Jennifer M. Grigsby	Senior Vice President, Treasurer and Corporate Secretary
Henry J. Hood	Senior Vice President – Land and Legal and General Counsel
Michael A. Johnson	Senior Vice President – Accounting, Controller and Chief Accounting Officer
Richard K. Davidson	Director, Chesapeake
Kathleen Eisbrenner	Director, Chesapeake
V. Burns Hargis	Director, Chesapeake
Frank Keating	Director, Chesapeake
Charles T. Maxwell	Director, Chesapeake
Merrill A. Miller, Jr.	Director, Chesapeake
Don Nickles	Director, Chesapeake
Louis A. Simpson	Director, Chesapeake

(d) — (f) None of Chesapeake, Chesapeake Exploration or any of the Listed Persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the Listed Persons are citizens of the United States of America.

The Reporting Persons have entered into a Joint Filing Agreement, dated November 28, 2011, a copy of which is attached as Exhibit A hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provision of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 3.	Source and Amount of Funds or Other Consideration

On November 16, 2011, in connection with a registered public offering by the Issuer of its Common Units, Chesapeake Exploration conveyed royalty interests in certain of its oil and natural gas properties located in the Colony Granite Wash play in Washita County, Oklahoma to the Issuer in exchange for 12,062,500 Common Units of the Issuer, 11,687,500 subordinated units of the Issuer (the “Subordinated Units”), which are convertible into Common Units, and $409.7 million in cash.

Item 4.	Purpose of the Transaction

The Reporting Persons acquired the Common Units and Subordinated Units reported herein for investment purposes. As of the date of this Schedule 13D, neither of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Listed Persons has any plans to engage in the transactions enumerated in paragraphs (a) through (j) of Schedule 13D promulgated under the Exchange Act, except that the Reporting Persons or their affiliates or the Listed Persons may, from time to time or at any time, subject to market and general economic conditions, the expiration of the 180-day lock-up agreement entered into by the Reporting Persons and other factors, purchase additional Common Units on the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Units now owned or hereinafter acquired by them to one or more purchasers.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own 12,062,500 Common Units, all of which Common Units are held directly by Chesapeake Exploration. The 12,062,500 Common Units beneficially owned by the Reporting Persons represent approximately 34.4% of the outstanding Common Units. In addition, as of November 16, 2011, certain of the Listed Persons beneficially own the number and percentage of Common Units set forth in the following table.

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Domenic J. Dell’Osso, Jr.	10,000	*
Steven C. Dixon	10,000	*
Douglas J. Jacobson	5,500	*
Michael A. Johnson	5,000	*
Aubrey K. McClendon	5,000	*
Jennifer M. Grigsby	2,500	*

*	Less than 1% of the class beneficially owned.

Chesapeake Exploration also owns 11,687,500 Subordinated Units. The Subordinated Units will convert automatically on a one-for-one basis into Common Units at the end of the fourth full calendar quarter following Chesapeake’s satisfaction of its drilling obligation under that certain Development Agreement, dated as of November 16, 2011 but delivered to be effective as of July 1, 2011, by and among Chesapeake, Chesapeake Exploration and the Issuer, which drilling obligation must be satisfied no later than June 30, 2016.

(b) Chesapeake Exploration, as the record holder of the Common Units reported herein, and Chesapeake, as the ultimate parent of Chesapeake Exploration, share both voting power and dispositive power with respect to all of the Common Units reported herein. Each individual holder of Common Units listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for such individual therein.

(c) The information from Item 3 is incorporated by reference herein. In addition, in connection with the registered public offering by the Issuer of its Common Units, Morgan Stanley & Co. LLC and Raymond James & Associates, Inc. made sales to certain of the Reporting Persons’ directors and officers, at the initial public offering price of $19.00, through a directed unit program (the “Directed Unit Program”). Each individual identified in the table in Item 5(a) purchased the number of Common Units reported for such individual therein as part of the Directed Unit Program on November 16, 2011.

(d) No other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or any of the individuals listed in the table in Item 5(a).

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

A	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2011	Chesapeake Energy Corporation

	By:	/s/ Jennifer M. Grigsby
	Name:	Jennifer M. Grigsby
	Title:	Senior Vice President, Treasurer and Corporate Secretary

Chesapeake Exploration, L.L.C.

	By:	/s/ Jennifer M. Grigsby
	Name:	Jennifer M. Grigsby
	Title:	Senior Vice President, Treasurer and Corporate Secretary